EXHIBIT 99.1

This restricted stock unit award was granted to Michael Eggenberg, a director of Xtant Medical
Holdings, Inc. (Xtant) who is an employee of OrbiMed Advisors LLC (Advisors), a registered adviser under the Investment Advisors Act of 1940, as amended, who was designated by Advisors to sit on the Xtant's board of directors. Upon vesting of the restricted stock unit award, ownership of the shares underlying the restricted stock unit award will be transferred to ROS Acquisition Offshore LP
(ROS Acquisition) and OrbiMed Royalty Opportunities
II, LP (ORO II). Advisors is the investment manager of ROS Acquisition. Advisors is also the investment manager of Royalty Opportunities S.a.r.l., of which ROS Acquisition is a wholly-owned subsidiary.
OrbiMed ROF II LLC (ROF II) is the sole general partner of ORO II, and Advisors is the sole managing member of ROF II. By virtue of such relationships, Advisors and ROF II may be deemed to have voting and investment power with respect to the securities held by ROS Acquisition and ORO II and, as a result, may be deemed to have beneficial ownership over such securities. Advisors exercises its investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T.
Silverstein, each of whom disclaims beneficial ownership of the securities held by ROS Acquisition and ORO II.